Executive Office 123 Main Street P.O. Box 489 Bristol, CT 06011-0489 U.S.A. Tel: 860.583.7070 Fax: 860.589.3507 Website: www.barnesgroupinc.com

December 22, 2005

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Attn:	Jennifer Hardy, Esq.
Branch Chief
Division of Corporation Finance

Re:	Barnes Group Inc.
Form S-3/A filed December 12, 2005
File No. 333-129079

Ladies and Gentlemen:

Barnes Group Inc. (“Barnes” or the “Company”) has received your correspondence dated December 21, 2005 regarding the comments of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of the Company (the “Comment Letter”). Amendment No. 2 to the Registration Statement (“Amendment No. 2”), including the prospectus (the “Prospectus”) contained therein, is being filed today on behalf of the Company with the Commission.

Set forth below are the Company’s responses to each of the Staff’s comments. As requested, we have keyed our responses to the numbered paragraphs in the Comment Letter.

Selling Security Holders, page 75

1.	We note the selling security holder table has been revised and page 78 shows that the principal amount of notes offered for resale is $98,161,000. Given that you are registering notes totaling $100,000,000 for resale, you should revise your table to include a line for unknown selling security holders showing the aggregate amount of notes to be offered.

The Prospectus has been revised in response to the Staff’s comments. Please see the revisions contained on page 78 of the Prospectus which includes a line for the unknown selling security holders and indicates the amount of notes to be offered by such holders.

Plan of Distribution, page 82

2.	We note your revised disclosure on page 83 regarding the possibility that information with respect to offerings of notes and underlying common stock and other applicable terms and information may be set forth in a report filed pursuant to the Exchange Act. Please revise to state that, to the extent that a form of prospectus filed pursuant to Rule 424(b) does not include disclosure of omitted information regarding the terms of the offering, plan of distribution, or selling security holders because the omitted information has been included in periodic or current reports, you will file a form of prospectus identifying the periodic or current reports that are incorporated by reference into the prospectus that is part of the registration statement that contains such information. See Rule 430B(h) and Rule 424(b)(7).

The Prospectus has been revised in response to the Staff’s comments. Please see the revisions on page 83 of the Prospectus which supplement the Plan of Distribution by making the requested statement.

Independent Registered Public Accounting Firm, page 85

3.	We note the disclosure in the section regarding reports to the unaudited financial statements incorporated by reference into the registration statement; however, it does not appear that disclosure regarding the audited financial statements and the corresponding report issued by the accounting firm have been discussed. You should revise this section to provide disclosure regarding the audited financial statements and the corresponding reports as they are incorporated by reference into the registration statement.

We call your attention to the section of the Prospectus entitled “Experts” on page 85, which we believe addresses the concern raised in the Staff’s comment.

Item 7.	Undertakings, page II-2

4.	Please revise the undertaking in paragraph (1) to indicate the full undertaking required by Item 512(a)(1)(iii)(B) of Regulation S-K.

The Prospectus has been revised in response to the Staff’s comments. Please see the revisions on page II-3 of the Prospectus which revise the Undertakings section to indicate the full undertaking required by Item 512(a)(1)(iii)(B) of Regulation S-K.

5.	Given you are relying on Rule 430(B)(b)(2) to omit information regarding unnamed selling security holders, you should revise this section to include the undertaking set forth in Item 512(a)(5) of Regulation S-K.

The Prospectus has been revised in response to the Staff’s comments. Please see the revisions on pages II-3 and II-4 of the Prospectus which revise the Undertakings section to indicate the undertaking set forth in Item 512(a)(5) of Regulation S-K.

We appreciate the Staff’s comments.

We hope to provide you with a request for acceleration as promptly as possible after receiving the Staff’s sign off on our responses. At the time we submit our acceleration request, we expect to furnish the Staff with the letter of acknowledgement referenced in the seventh full paragraph on page 3 to the Comment Letter. In accordance with Rule 461(a), please note that it is not presently contemplated that an investment banking firm will be engaged by the selling security holders as an underwriter in connection with the distribution contemplated by the Registration Statement, and as a result, the National Association of Security Dealers, Inc. Corporate Financing review under Rule 2710 of the NASD Conduct Rules will not be required.

Please contact our outside counsel, Richard F. Langan, Jr. at (212) 940-3140 or rlangan@nixonpeabody.com if you or any other member of the Staff has any further comments or questions regarding the above responses.

Sincerely,

By:	/s/ SIGNE S. GATES
Name:	Signe S. Gates
Title:	Senior Vice President, General Counsel and Secretary

Enc.

Cc:	Tamara Brightwell, Esq.
Securities and Exchange Commission

Richard F. Langan, Jr., Esq.
Nixon Peabody LLP